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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-48642

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2019___ AND ENDING ___12/31/2019___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE LAWRENCE D. VITEZ CORPORATION

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

___596 HERRONS FERRY ROAD, SUITE 300___
                        (No. and Street)

___ROCK HILL___   ___SOUTH CAROLINA___   ___29730___
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   LAWRENCE D. VITEZ   803 324-7100
                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___GREERWALKER LLP___
        (Name – if individual, state last, first, middle name)

___227 WEST TRADE ST, STE 1100___   ___CHARLOTTE___   ___NORTH CAROLINA___   ___28202___
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LAWRENCE D. VITEZ _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
THE LAWRENCE D. VITEZ CORPORATION _____, as
of DECEMBER 31 _____, 20 19 _____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

JANICE DALE GOINS
NOTARY PUBLIC
MECKLENBURG COUNTY, NC
My Commission Expires 08/30/2021

_____
Signature

_____
PRESIDENT
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [✓] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE LAWRENCE D. VITEZ CORPORATION

Financial Statements and Supplemental Schedules
for the Year Ended December 31, 2019 and
Report of Independent Registered Public Accounting Firm

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of The Lawrence D. Vitez Corporation:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of The Lawrence D. Vitez Corporation (the "Company") as of December 31, 2019, the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended and the related notes to the financial statements and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of The Lawrence D. Vitez Corporation as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in accordance with generally accepted accounting principles in the United States of America.

Basis for Opinion

These financial statements are the responsibility of The Lawrence D. Vitez Corporation's management. Our responsibility is to express an opinion on The Lawrence D. Vitez Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to The Lawrence D. Vitez Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental schedule of reconciliation of net capital as of December 31, 2019 under rule 15c3-1 of the Securities and Exchange Commission and the supplemental schedule of Financial and Operational Combined Uniform Single Report Part IIA – Computation of Net Capital as of December 31, 2019 (collectively, the "supplementary information") have been subjected to audit procedures performed in conjunction with the audit of The Lawrence D. Vitez Corporation's financial statements. The supplementary information is the responsibility of The Lawrence D. Vitez Corporation's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the auditors for The Lawrence D. Vitez Corporation since 1997.

GreerWalker LLP

Certified Public Accountants
February 26, 2020
Charlotte, NC

GreerWalker LLP | GreerWalker Wealth Management LLC | GreerWalker Corporate Finance LLC
Charlotte Office The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
Greenville Office Wells Fargo Center | 15 South Main St., Suite 800 | Greenville, SC 29601 | USA | Tel 864.752.0080

Accounting & Tax | Wealth Management | Corporate Finance | greerwalker.com

THE LAWRENCE D. VITEZ CORPORATION

STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$	312,408
Broker-dealer commission receivable		94,900
Prepaid expenses		3,673
Total current assets		410,981

PROPERTY:

Office furniture and equipment	56,200
Less accumulated depreciation	(47,992)
Property, net	8,208

TOTAL ASSETS	$	419,189

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:

Accounts payable	$	53,062

STOCKHOLDER'S EQUITY:

Common stock, $1 par vale (100 shares authorized; 10 shares issued and outstanding)	10
Additional paid-in capital	990
Retained earnings	365,127
Total stockholder's equity	366,127

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	419,189

See notes to financial statements.

THE LAWRENCE D. VITEZ CORPORATION

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2019

REVENUES:

Broker-dealer commissions	$	136,168
Investment advisory fees		1,128,742
Insurance commissions		15,999
Interest Income		3,956
Total		1,284,865

EXPENSES:

Salaries	399,209
Commissions	196,963
Retirement plan contributions	46,655
Rent	38,400
Insurance	33,914
Licensing and professional fees	28,881
Payroll taxes	22,619
Dues and subscriptions	12,720
Travel and entertainment	8,302
Telephone	8,166
Depreciation	5,472
Office supplies and expense	5,326
Miscellaneous expense	2,191
Postage	1,060
Interest expense	196
Other taxes	175
Total	810,249

NET INCOME	$	474,616

See notes to financial statements.

THE LAWRENCE D. VITEZ CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	Common Stock	Additional Paid-In Capital	Retained Earnings
BALANCE, DECEMBER 31, 2018	$ 10	$ 990	$ 156,511
NET INCOME	-	-	474,616
DIVIDENDS PAID TO STOCKHOLDER	-	-	(266,000)
BALANCE, DECEMBER 31, 2019	$ 10	$ 990	$ 365,127

See notes to financial statements.

4

THE LAWRENCE D. VITEZ CORPORATION

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF
GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2019

SUBORDINATED LIABILITIES, DECEMBER 31, 2018	$ -
CHANGE IN SUBORDINATED LIABILITIES	-
SUBORDINATED LIABILITIES, DECEMBER 31, 2019	$ -

See notes to financial statements.

THE LAWRENCE D. VITEZ CORPORATION

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	474,616
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation		5,472
Changes in operating assets and liabilities		
Broker-dealer commissions receivable		(3,030)
Other receivables		2,055
Prepaid expenses		102
Accounts payable		16,028
Net cash provided by operating activities		495,243
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends paid to stockholder		(266,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS		229,243
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		83,165
CASH AND CASH EQUIVALENTS, END OF YEAR	$	312,408

See notes to financial statements.

THE LAWRENCE D. VITEZ CORPORATION

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

1. **SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES:**

   Operations - The Lawrence D. Vitez Corporation (the "Company") is incorporated in the State of South Carolina and operates as a registered investment advisory firm, a licensed independent insurance agency, and a registered broker-dealer. The Company handles investment capital on behalf of clients including individuals, businesses and retirement plans. As a registered broker-dealer, the Company is primarily involved in the purchase and sale of mutual funds and direct participation programs on behalf of its clients. The Company does not take title to or control of any securities. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority.

   Use of Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Adjustments applied to estimated amounts are recognized in the year in which adjustments are determined.

   Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains cash deposits with financial institutions that at times may exceed federally insured limits.

   Receivables - The Company extends credit under its service agreements for various commissions. By their nature, receivables involve risk, including the credit risk of nonpayment by the client. Accounts receivable are considered past due based on contractual and invoice terms. Accounts deemed uncollectible are charged directly to bad debt expense. As of December 31, 2019, the Company considered all remaining balances collectible and, therefore, no allowance has been provided. Accounts receivables at the beginning of the year totaled $93,925.

   Property: - Property is stated at cost. Depreciation is provided over estimated useful lives using an accelerated method.

   Income Taxes - Under the provisions of the Internal Revenue Code, the Company has elected to be taxed as a subchapter "S" corporation. Under such election, the Company's taxable income and tax credits are passed through to its stockholder for inclusion in his individual income tax return.

   The Company records liabilities for income tax positions taken or expected to be taken when those positions are deemed uncertain to be upheld in an examination by taxing authorities. No liabilities for uncertain income tax positions were recorded as of December 31, 2019.

   Subsequent Events - In preparing its financial statements, the Company has evaluated subsequent events through February XX, 2020, which is the date the financial statements were available to be issued.

2. REVENUE FROM CONTRACTS WITH CUSTOMERS

   Revenue from contracts with customers includes commission income and fees from investment advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms and requires significant judgement in determining whether performance obligations are satisfied

at a point in time or over time, and whether constraints on variable consideration should be applied due to uncertain future events.

Broker-dealer commissions

The Company enters into arrangements with pooled investment vehicles (funds) to distribute shares to investors. The Company receives distribution fees paid by the funds upon initial sale of fund investments and over time. The company believes that its performance obligation is the sale of securities to investors and is fulfilled on the settlement date. Distribution fees are recognized in the current period and are primarily related to performance obligations that have been satisfied in prior periods.

Investment advisory fees

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing services is satisfied over time because the customer is receiving benefits from the services as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are billed quarterly in arrears and in advance. Fees billed in arrears are recognized as revenue when billed as they relate specifically to services provided during the billing period. Fees billed in advance are recognized as revenue in the ensuing periods in which the performance obligations are satisfied.

Insurance commissions

The Company receives commissions from insurance companies for the sale of insurance policies (group health, life or disability) to customers. Commissions are paid upon initial purchase of the policy and when annual premiums are paid. The Company believes that its performance obligation is fulfilled when the policy is sold. Insurance commissions are recognized in the current period and are primarily related to performance obligations that have been satisfied in prior periods.

3.   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2019, the Company had net capital of $324,790 which was $319,790 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to adjusted net capital was .16 to 1.

4.   RETIREMENT PLAN

The Company maintains a qualified retirement plan under which eligible employees may defer a portion of their annual compensation pursuant to Section 401(k) of the Internal Revenue Code. The plan covers both full and part-time employees. Company contributions to the plan are made at the discretion of management. Contributions for the plan year ended December 31, 2019 totaled $46,655.

5.   LEASES

On January 1, 2019, the Company adopted FASB issued Accounting Standards Update (ASU) No. 2016-02 Topic 842), which requires lessees to recognize leases on-balance sheet and disclose key information

about leasing arrangements. The new standard establishes a right-of-use model (ROU) that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. The Company used the effective date as the date of initial application.

The new standard provides practical expedients for an entity's ongoing accounting. The Company elected the short-term lease recognition exemption for the Company's office lease. This means that the Company does not recognize ROU assets or lease liabilities.

In January 2018, the Company relocated its office to Rock Hill, South Carolina and is currently leasing its office space on a month-to-month basis. Rent expense for the year ended December 31, 2019 was $38,400.

6.   SIPC MEMBERSHIP EXCLUSION

The Company has claimed exclusion from SIPC Membership for the calendar year ended December 31, 2019 under Section 78ccc(2)(A)ii of the Securities Investor Protection Act of 1970.

THE LAWRENCE D. VITEZ CORPORATION

RECONCILIATION OF NET CAPITAL AS OF DECEMBER 31, 2019 UNDER RULE 15C3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL, DECEMBER 31, 2019	$	324,790
ADJUSTMENTS		-
NET CAPITAL, DECEMBER 31, 2019 (audited)	$	324,790

See report of independent registered public accounting firm.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER		
CONSOLIDATED SECURITIES	as of	12/31/19

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition .... $ 366,127 [3480]
2. Deduct ownership equity not allowable for Net Capital .... ( ) [3490]
3. Total ownership equity qualified for Net Capital .... 366,127 [3500]
4. Add:
   A. Liabilities subordinated to claims of general creditors   allowable in computation of net capital .... [3520]
   B. Other (deductions) or allowable credits (List) .... [3525]
5. Total capital and allowable subordinated liabilities .... $ 366,127 [3530]
6. Deductions and/or charges:
   A. Total non-allowable assets from
      Statement of Financial Condition (Notes B and C) .... $ 36,687 [3540]
   B. Secured demand note deficiency .... [3590]
   C. Commodity futures contracts and spot commodities-
      proprietary capital charges .... [3600]
   D. Other deductions and/or charges .... [3610] (36,687) [3620]
7. Other additions and/or allowable credits (List) .... [3630]
8. Net Capital before haircuts on securities positions .... $ 329,440 [3640]
9. Haircuts on securities (computed, where appliicable,
   pursuant to 15c3-1(f)) :
   A. Contractual securities commitments ....$ [3660]
   B. Subordinated securities borrowings .... [3670]
   C. Trading and investment securities:
      1. Exempted securities .... [3735]
      2. Debt securities .... [3733]
      3. Options .... [3730]
      4. Other securities .... [3734]
   D. Undue concentration .... [3650]
   E. Other (List) .... 4,650 [3736] ( ) [3740]
10. Net Capital .... $ 324,790 [3750]

OMIT PENNIES

11

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER		
CONSOLIDATED SECURITIES	as of	12/31/19

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
Part A

11. Minimum net capital required (6-2/3% of line 19) .... $ 3,537 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement
of subsidiaries computed in accordance with Note (A) .... $ 5,000 [3758]
13. Net capital requirement (greater of line 11 or 12) .... $ 5,000 [3760]
14. Excess net capital (line 10 less 13) .... $ 319,790 [3770]
15. Net capital less greater of 10% of line 19 or 120% of line 12 .... $ 318,790 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition .... $ 53,062 [3790]
17. Add:
  A. Drafts for immediate credit .... $ _____ [3800]
  B. Market value of securities borrowed for which no
    equivalent value is paid or credited .... $ _____ [3810]
  C. Other unrecorded amounts (List) .... $ _____ [3820] $ _____ [3830]
19. Total aggregate indebtedness .... $ 53,062 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10) .... % 16.34 [3850]
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d) .... % 0.00 [3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT
Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant
to Rule 15c3-3 prepared as of the date of net capital computation including both
brokers or dealers and consolidated subsidiaries' debits .... $ _____ [3870]
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital
requirement of subsidiaries computed in accordance with Note (A) .... $ _____ [3880]
24. Net capital requirement (greater of line 22 or 23) .... $ _____ [3760]
25. Excess net capital (line 10 less 24) .... $ _____ [3910]
26. Net capital in excess of the greater of:
  5% of combined aggregate debit items or 120% of minimum net capital requirement .... $ _____ [3920]

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement
of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

  1. Minimum dollar net capital requirement, or

  2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes
covered by subordination agreements not in satisfactory form and the market values of the memberships in
exchanges contributed for use of company (contra to item 1740) and partners' securities which were
included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material
non-allowable assets.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of The Lawrence D. Vitez Corporation:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) The Lawrence D. Vitez Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which The Lawrence D. Vitez Corporation claimed an exemption from 17 C.F.R. §240.15c3-3(k)(1) (the "exemption provisions") and (2) The Lawrence D. Vitez Corporation stated that The Lawrence D. Vitez Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. The Lawrence D. Vitez Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Lawrence D. Vitez Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Greer Walker LLP

Certified Public Accountants
February 26, 2020
Charlotte, NC

GreerWalker LLP | GreerWalker Wealth Management LLC | GreerWalker Corporate Finance LLC
Charlotte Office The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
Greenville Office Wells Fargo Center | 15 South Main St., Suite 800 | Greenville, SC 29601 | USA | Tel 864.752.0080

Accounting & Tax | Wealth Management | Corporate Finance | greerwalker.com

THE LAWRENCE D. VITEZ CORPORATION

EXEMPTION REPORT

FOR THE YEAR ENDED DECEMBER 31, 2019

The Larry D. Vitez Corporation Exemption Report

The Larry D. Vitez Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (1) Limited business (mutual funds and/or variable annuities only)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

The Lawrence D. Vitez Corporation

I, Lawrence D. Vitez, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: CEO

February XX, 2020



<u>REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON</u>
<u>PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC</u>

To the Stockholder of The Lawrence D. Vitez Corporation:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by The Lawrence D. Vitez Corporation and the SIPC, solely to assist you and SIPC in evaluating The Lawrence D. Vitez Corporation's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31, 2019, as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3). The Lawrence D. Vitez Corporation's management is responsible for its Form SIPC-3 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by The Lawrence D. Vitez Corporation for the year ended December 31, 2019, to the total revenues in The Lawrence D. Vitez Corporation's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, noting no differences;

2) Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by The Lawrence D. Vitez Corporation for the year ended December 31, 2019, to the supporting schedules and workpapers, noting no differences;

3) Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by The Lawrence D. Vitez Corporation for the year ended December 31, 2019, and in the related schedules and workpapers, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on The Lawrence D. Vitez Corporation's compliance with the exclusion requirements from membership in SIPC for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of The Lawrence D. Vitez Corporation and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

GreerWalker LLP

Certified Public Accountants
February 26, 2020
Charlotte, NC

GreerWalker LLP | GreerWalker Wealth Management LLC | GreerWalker Corporate Finance LLC
Charlotte Office The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
Greenville Office Wells Fargo Center | 15 South Main St., Suite 800 | Greenville, SC 29601 | USA | Tel 864.752.0080

Accounting & Tax | Wealth Management | Corporate Finance | greerwalker.com

THE LAWRENCE D. VITEZ CORPORATION

SCHEDULE OF FORM SIPC-3 REVENUES FOR THE YEAR ENDED DECEMBER 31, 2019

Amount ($)	Business Activities through which revenue was earned
$	Business conducted outside the United States and its territories and possessions
$ 136,168	Distribution of shares of registered open end investment companies or unit investment trusts
$	Sale of variable annuities
$ 15,999	Insurance commissions and fees
$ 1,128,742	Investment advisory services to one or more registered investment companies or insurance company separate accounts
$	Transactions in securities futures products
$ 1,280,909	**Total Revenues from Business Activities**
$ 1,280,909	**Total Revenues**

See report of independent registered public accounting firm.

 WEALTH

February 26, 2020

Securities and Exchange Commission
VIA Overnight Delivery (Fedex)
Registration Branch
100 F Street NE
Washington, DC 20549

RE: Annual Report for
The Lawrence D. Vitez Corporation
CRD #39326
DBA Consolidated Securities
DBA BNA Wealth

Gentlemen:

In conformity with the SEC's reporting requirement for investment brokers, enclosed please find two copies of my firm's Annual Audited Report for the year ended December 31, 2019 along with our Facing Page. This report is being submit timely (within 60 calendar days after the fiscal year end). Two copies were also mailed to the Atlanta Regional Office in Atlanta, GA, and uploaded electronically to FINRA.

Feel free to contact me at the letterhead address/telephone number if you have questions.

Very truly yours,

Lawrence D. Vitez
President

LDV/jdg
Enclosures (2 copies)